Province of Manitoba

2011/12 Quarterly Financial Report

April to December 2011

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2011 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.

The financial information in this quarterly financial report is presented in the same format as the budget. The third quarter financial report presents information on the GRE for the nine months ending December 31, 2011, as well as an updated financial forecast for the current fiscal year.

Given the significance of the wide spread flooding this year, an update on the related one-time costs for 2011/12 is being presented separately.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

2011 SPRING FLOOD UPDATE

The unprecedented flooding in 2011 continues to result in significant unbudgeted expenditures for flood fighting, mitigation work and financial assistance programs that are affecting the budgeted results for 2011/12. At the end of the third quarter, $532 million has been expended on the spring flood.

Projected costs of the disaster have been revised to $936 million from the $815 million projected at the end of the second quarter. The increase is primarily the result of higher costs for the Lake Manitoba financial assistance programs and a change in the classification of costs related to the restoration of bridges and dikes. The net impact of the flood effort is still reliant on the results of ongoing consultations with Canada respecting cost-sharing. Based on current cost projections, the provincial cost will be $491 million or $148 million higher than projected at the end of September. This includes the core government projection of $329 million, after anticipated federal recoveries of $445 million, and $162 million reflected in Manitoba Agricultural Services Corporation for support related to excess moisture and unseeded acres.

The forecast of unbudgeted expenditures for the 2011 spring flood includes funding for the Building and Recovery Action Plan and other financial assistance of $610 million to support homeowners, businesses, First Nation communities and municipalities, as well as $326 million to support livestock and crop producers for AgriRecovery and excess moisture programs.

In addition, the projection for infrastructure expenditures is $106 million, down from the second quarter projection of $159 million, for the restoration of bridges, roads and dikes and the construction of the outlet channel to alleviate the pressure on Lake Manitoba and Lake St. Martin.

Year-to-Date Actual and Full Year Projection for the 2011 Spring Flood Costs

For the Fiscal Year Ending March 31, 2012

UNAUDITED

	00000000	00000000

Expenditure	December 31	Full Year
($000s)	Actual	Projection

Flood Fighting	81,029	116,869
Mitigation, Restoration and Floodproofing	40,719	95,172
Financial Assistance Programs
AgriRecovery	112,191	163,650
Lake Manitoba Financial Assistance (cottage, home, farm)	24,837	236,100
Hoop and Holler Compensation Program	3,467	8,625
Other Financial Assistance (municipal and individual)	103,701	149,129
Agri Insurance/Excess Moisture	161,795	162,000
Property Tax Relief Program	3,849	4,311

Subtotal Financial Assistance Programs	409,840	723,815

Total Expenditure	531,588	935,856

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

GOVERNMENT REPORTING ENTITY (GRE)

Excluding 2011 Spring Flood Costs

The summary forecast for fiscal year 2011/12, net of flood related costs, is a summary net loss of $629 million, representing a modest improvement from the second quarter forecast and a negative variance of $194 million from the budgeted net loss of $435 million.

At the end of the third quarter, core government revenue is forecast to be $53 million lower than budget, primarily as a result of lower than budgeted income tax projections and timing of federal transfers for infrastructure renewal and the floodway expansion, offset by higher than budgeted retail sales tax.

Revenue forecasts for the Other Reporting Entities is $37 million higher than budget, resulting in the summary revenue variance that is $16 million lower than budget.

Projected expenditures in core government are slightly lower than forecast at the end of the second quarter but continue to be higher than budget, primarily due to pressures in the areas of supports for families ($59 million) and public safety and corrections ($29 million).

Projection of Summary Net lncome/(Loss)

For the Fiscal Year Ending March 31, 2012

UNAUDITED

	2011/12 Third Quarter Forecast			2011/12 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Summary Variance

Revenue	10,719	2,659	13,378	10,772	2,622	13,394	(16)

Expenditure	11,416	2,664	14,080	11,348	2,626	13,974	106

In-Year Adjustment/Lapse	(33)	(40)	(73)	(65)	(80)	(145)	72

NET RESULT FOR THE YEAR	(664)	35	(629)	(511)	76	(435)	(194)

Transfer from Fiscal Stabilization Account	47	(47)	-	50	(50)	-	-

NET INCOME (LOSS) PRIOR TO 2011 SPRING FLOOD	(617)	(12)	(629)	(461)	26	(435)	(194)

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first nine months of the fiscal year is a loss of $159 million prior to the inclusion of the 2011 spring flood costs. The nine month spring flood expenditures were $233 million higher as claims were processed faster than previously projected.

The nine-month negative revenue variance of $61 million is primarily due to timing of receipts from the federal government for income taxes and other federal transfers and lower than estimated results for the GBEs. The expenditure variance of $58 million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	00000000000	00000000000	00000000000	00000000000
	Year-to-Date to December 31
	2011/12			2010/11
($000s)	Actual	Estimated	Variance	Actual

Revenue
Income Taxes	2,210,860	2,215,613	(4,753)	2,030,587
Other Taxes	2,824,653	2,829,828	(5,175)	2,735,787
Fees and Other Revenue	1,342,614	1,346,719	(4,105)	1,278,499
Federal Transfers	2,932,054	2,955,029	(22,975)	2,990,230
Net Income of Government
Business Enterprises	436,202	476,172	(39,970)	547,605
Sinking Funds and Other Earnings	191,077	174,747	16,330	157,140

Total Revenue	9,937,460	9,998,108	(60,648)	9,739,848

Expenditure
Health and Healthy Living	3,864,936	3,864,067	869	3,710,449
Education	2,604,619	2,631,105	(26,486)	2,421,388
Family Services	737,818	749,506	(11,688)	713,432
Community, Economic and
Resource Development	1,677,604	1,724,926	(47,322)	1,645,377
Justice and Other Expenditures	601,954	606,968	(5,014)	606,880
Debt Servicing Costs	609,643	577,556	32,087	566,281

Total Expenditure	10,096,574	10,154,128	(57,554)	9,663,807

In-Year Adjustment/Lapse	-	-	-	-
Net Result	(159,114)	(156,020)	(3,094)	76,041

2011 Spring Flood Contingency
Expenditure	(531,588)	(298,820)	(232,768)	-
Recovery from Disaster Financial
Assistance	122,311	62,600	59,711	-

Total 2011 Spring Flood Contingency	(409,277)	(236,220)	(173,057)	-

NET INCOME (LOSS)	(568,391)	(392,240)	(176,151)	76,041

Core government revenue and expenditure details are provided in Appendix I and II on pages 10 and 11.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

INFRASTRUCTURE AND CAPITAL ASSET RENEWAL

Expenditures for infrastructure and capital asset renewal in 2011/12 are forecast to be $1.5 billion to support continued economic growth and provide for the services Manitobans need in the future. The projects are supported by $55 million in federal funding.

Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2011 continues to provide the resources for upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects to create jobs and stimulate the economy, an increase in the net debt to GDP ratio to 26.2% was projected in Budget 2011. For fiscal year 2011/12, summary net debt to GDP is currently forecast to 26.1%.

At the end of the third quarter, $519 million in core government capital investments have been made, with a projected investment of $746 million by fiscal year end.

Core government capital investment details are provided in Appendix III on page 12.

SPECIAL ACCOUNTS

Fiscal Stabilization

The budgeted draw for 2011/12 includes health-related programming of $25 million and $8 million for requirements related to ecoTrust funds.

Manitoba’s five-year economic plan incorporated a legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls during the economic recovery period. In 2011/12, $110 million will be withdrawn for debt repayment, as well as $14 million for the interest expense associated with the core government operating shortfall.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2011/12 as government continues to address the unfunded liability for the Civil Service Superannuation Fund and net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

PROVINCIAL BORROWINGS, GUARANTEES AND

OBLIGATIONS

Manitoba’s borrowing requirement identified in the 2011 Budget was $3.8 billion including refinancing of $2.0 billion and new cash requirements of $2.7 billion, offset by prefunding of $489 million and estimated repayments of $412 million.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions, Manitoba Hydro and for the funding of the unfunded pension liability for the Civil Service Superannuation Plan. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of the third quarter, Manitoba’s borrowing requirement has been revised to $4.7 billion. The revision is primarily for general purpose debt to fund the costs related to the significant flooding event pending timing of recoveries from the federal government.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. The total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province. The forecast for the year end is shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

Provincial Borrowings, Guarantees and Obligations

	0000000000	0000000000	0000000000	0000000000
	2011/12 Forecast		March 31, 2011

Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	7,789	6,228	6,925	5,535
General Government Programs - Federal Flood Relief	326	261	-	-
General Government Programs - Pensions[2]	2,595	2,075	2,355	1,882
Manitoba Hydro	9,101	7,277	8,362	6,684
Other Crown Organizations	1,868	1,494	1,641	1,312
Health Facilities	1,074	859	1,015	811
Government Enterprises and Other	41	33	51	41
Capital Investments	3,183	2,545	2,546	2,035

Subtotal[3]	25,977	20,772	22,895	18,300

Other Obligations
Pension Liability	6,780		6,600
Pension Assets	(5,076)		(4,828)

Net Pension Liability	1,704		1,772
Debt incurred for and repayable by the Manitoba Hydro Electric Board, net of sinking funds	(8,847)		(8,199)
Education and Health Debt held by Government Enterprises	499		471
Other Debt of Crown Organizations, net of sinking funds	255		263

Subtotal	(6,389)		(5,693)

Total Provincial Borrowings, Guarantees and Obligations	19,588		17,202

Adjustments to arrive at Summary Net Debt
Guarantees	(254)		(165)
Net Financial Assets	(4,490)		(4,370)

Summary Net Debt[4]	14,844	11,870	12,667	10,125

Summary Net Debt as a percentage of GDP	26.1%		23.3%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.
2.	In 2011/12, the Government plans to allocate an additional $240 million to address pension obligations for the civil service.
3.

Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2011, total provincial borrowings and guarantees were payable 93% in Canadian dollars and 7% in U.S. dollars. Of this total, General Government Program borrowings and Other Crown Organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 78% in Canadian dollars (78% at March 31, 2011) and 22% in U.S. dollars (22% at March 31, 2011).

4.

Net financial assets and summary net debt as a percentage of GDP include the projected impact of other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year end, and reflect a change to the book value of investments held by GBEs and the value of the Canadian dollar against the U.S. dollar on U.S. debt held by Manitoba Hydro. The OCI forecast does not impact summary net income.

*

The per capita data for 2011/12 is based upon population figures at July 1, 2011, and the March 31, 2011 per capita data is based upon population figures at July 1, 2010 as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

ECONOMIC PERFORMANCE AND OUTLOOK

The Manitoba economy continues to expand at a stable and modest pace. Despite a sharp decrease in agricultural production, due to wet weather conditions, Manitoba’s real GDP increased by 2.2% in 2011 following a 2.3% gain in 2010, according to estimates from the Manitoba Bureau of Statistics.

Manitoba’s economic growth is expected to improve slightly over the next two years. The Manitoba Finance survey of economic forecasters conducted on February 27, 2012, projects that Manitoba’s real GDP will expand 2.3% in 2012, above the national increase of 2.0%. In 2013, Manitoba’s real GDP is expected to increase 2.5%, also above the projected national increase of 2.4%.

Despite the steady outlook for Manitoba, the current global economic circumstances remain fragile, with significant downside risks in several key regions of the world. While the employment situation is improving in the U.S., the precarious fiscal austerity measures and financial markets in Europe are weighing down on near-term global demand for goods and services. For Manitoba, the challenges also include the strengthening Canadian dollar and soil moisture conditions for agriculture and related industries.

After a sharp 1.9% increase in 2010, Manitoba employment expanded by 0.8% in 2011. Full-time employment increased 1.0% while part-time employment decreased 0.2%. Manitoba’s labour force also increased 0.8% in 2011, maintaining the average unemployment rate at 5.4%. Manitoba’s unemployment rate was the second-lowest among provinces and below the national rate of 7.4%. Manitoba’s youth unemployment rate was 11.6%, third lowest in Canada.

Manitobans’ average weekly earnings improved in 2011, with 2.9% growth compared to 2.0% in 2010. Canadian average weekly earnings increased 2.6% in 2011. Full-time employment growth combined with a rise in weekly earnings contributed to a 4.8% gain in labour income in 2011.

Manitoba’s retail sales rose 4.6% in 2011. National retail sales increased 3.6%. Manitoba’s increase is sixth highest among provinces. Manitoba’s retail sales increases have matched or been at the national average in all but one of the last 11 years.

The housing sector is robust in Manitoba. After surging 41.1% in 2010, Manitoba housing starts increased 3.3% in 2011 to a 24-year record 6,083 units. A 17.8% increase in construction of multiple units (apartments and semi-detached homes) is partially offset by a 3.6% decrease in single-detached family unit starts. Canada’s housing starts were up 2.1% in 2011.

Manitoba’s economy has benefitted from an increase in business capital spending on residential and non-residential projects. Over the last five years, Statistics Canada estimates that real business investment increased almost 30%, the second-strongest increase in real investment among provinces and significantly above the 1% national increase over the same period.

Despite the strengthening Canadian currency, Manitoba’s manufacturing sector continued to expand in 2011. Last year, the value of manufacturing sales increased 6.1%. The principal increases were in chemical products (34%), machinery equipment (25%), primary metals (13%) and aerospace parts (9%). Decreases were in electrical appliances (16%) and printing materials (12%).

Consistent with the increase in manufacturing sales, the value of foreign merchandise exports increased 15.1% in 2011. Manitoba exports to the U.S. are up 10.5% while non- U.S. exports increased 23.3%.

Given the growth in exports to non-U.S. destinations, Manitoba has been successful

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

in finding diversified markets for its products. Ten years ago, non-U.S. markets accounted for 22% of total exports. In 2011, that proportion has increased to 39%, well above the 27% non-U.S. share for Canada. Sales from Manitoba to China have increased 19% annually over the past decade, while exports to India have increased by an average of 10% annually.

In 2011, Manitoba farm cash receipts are up 0.8%. Crop receipts decreased 8.8% due to declines in canola and flax receipts. Livestock receipts were up 6.7%, with strength in hog receipts partially offset by weakness in cattle. Direct payments (crop insurance and other programs) increased 45.8%.

The Consumer Price Index (CPI) increased 3.0% in 2011, slightly above the 2.9% national increase. Transportation and food costs boosted overall consumer prices, while clothing and footwear and household operations costs eased pressure on prices in 2011. For 2012, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 1.8% in both Manitoba and Canada.

Population growth has been a key factor in driving recent economic growth in the province. On October 1, 2011, Manitoba’s population reached 1,254,658, an annual increase of 15,694 persons. The year-over-year gain in population is the second highest in at least 40 years. Manitoba’s population grew 1.3% from the previous year, ahead of Canada’s increase of 1.0% and third among provinces.

For updates and more details please see the Manitoba Economic Highlights at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

2011/12 Core Government Revenue by Source UNAUDITED	Appendix I

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
	Year-to-Date to December 31				Full Year
	2011/12			2010/11	2011/11			2010/11
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	Actual
Income taxes
Individual Income Tax	1,937,745	1,932,591	5,154	1,817,169	2,695,700	2,724,800	(29,100)	2,591,827
Corporation Income Tax	273,115	283,022	(9,907)	213,418	423,200	423,400	(200)	329,918

Subtotal: Income Taxes	2,210,860	2,215,613	(4,753)	2,030,587	3,118,900	3,148,200	(29,300)	2,921,745

Other Taxes
Corporations Taxes	134,267	135,290	(1,023)	177,498	188,512	188,000	512	225,119
Fuel Taxes	186,524	186,488	36	183,975	247,200	247,200	-	241,423
Land Transfer Tax	55,346	54,535	811	49,699	63,400	62,500	900	58,697
Levy for Health and Education	296,585	296,980	(395)	280,837	390,400	395,400	(5,000)	373,944
Mining Tax	35,300	35,000	300	9,384	35,000	35,000	-	41,954
Retail Sales Tax	1,307,505	1,302,164	5,341	1,250,803	1,691,100	1,671,100	20,000	1,618,412
Tobacco Tax	189,226	191,198	(1,972)	178,942	245,400	253,400	(8,000)	233,658
Other Taxes	13,654	12,176	1,478	7,794	15,752	11,490	4,262	13,759

Subtotal: Other Taxes	2,218,407	2,213,831	4,576	2,138,932	2,876,764	2,864,090	12,674	2,806,966

Fees and Other Revenue
Fines and Costs and Other Legal	36,522	37,215	(693)	37,421	48,837	50,582	(1,745)	48,590
Minerals and Petroleum	27,252	22,466	4,786	19,690	30,620	22,314	8,306	25,682
Automobile and Motor Carrier Licences and Fees	102,447	99,717	2,730	96,794	131,066	130,026	1,040	131,322
Parks: Forestry and Other Conservation	23,139	22,537	602	24,979	28,677	29,379	(702)	28,888
Water Power Rentals	85,774	85,493	281	84,361	115,000	115,000	-	114,850
Service Fees and Other Miscellaneous Charges	65,942	65,147	795	70,277	136,668	135,842	826	136,436
Revenue Sharing from SOAs	19,073	19,073	-	19,073	26,180	26,180	-	25,430

Subtotal: Fees and Other Revenue	360,149	351,648	8,501	352,595	517,048	509,323	7,725	511,198

Federal Transfers
Equalization	1,525,247	1,525,248	(1)	1,545,012	1,941,728	1,941,700	28	2,001,518
Canada Health Transfer (CHT)	749,846	750,819	(973)	711,959	999,853	1,002,200	(2,347)	948,896
Canada Social Transfer (CST)	312,145	311,537	608	303,049	417,058	416,000	1,058	404,249
Health Funds	6,791	6,758	33	7,066	9,000	9,000	-	11,800
Infrastructure Renewal	-	-	-	(145)	37,800	66,500	(28,700)	41,514
Economic Stimulus	-	-	-	525	16,763	17,903	(1,140)	87,889
Manitoba Floodway Expansion	2,160	5,439	(3,279)	8,665	11,531	22,491	(10,960)	16,639
Shared Cost and Other Transfers	109,484	110,991	(1,507)	124,252	178,355	172,022	6,333	215,006

Subtotal: Federal Transfers	2,705,673	2,710,792	(5,119)	2,700,383	3,612,088	3,647,816	(35,728)	3,727,511

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	155,557	149,200	6,357	156,000	250,416	254,800	(4,384)	250,496

Manitoba Lotteries Corporation	252,000	252,000	-	233,750	344,200	348,300	(4,100)	332,101

Subtotal: Net Income of GBEs	407,557	401,200	6,357	389,750	594,616	603,100	(8,484)	582,597

Total Revenue	7,902,646	7,893,084	9,562	7,612,247	10,719,416	10,772,529	(53,113)	10,550,017

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

2011/12 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
	Year-to-Date to December 31				Full Year
	2011/12			2010/11	2011/12			2010/11
($000s)	Actual	Estimated	Variance	Actual[2]	Forecast	Budget[1]	Variance	Actual[2]

Health and Healthy Living
Health	3,576,833	3,501,033	75,800	3,399,899	4,866,660	4,919,938	(53,278)	4,672,687
Healthy Living, Seniors and Consumer Affairs	43,268	46,037	(2,769)	37,476	57,134	58,040	(906)	51,489

Total Health and Healthy Living	3,620,101	3,547,070	73,031	3,437,375	4,923,794	4,977,978	(54,184)	4,724,176

Education
Advanced Education and Literacy	498,523	506,365	(7,842)	473,112	656,727	661,627	(4,900)	620,083
Education	1,220,530	1,221,928	(1,398)	1,135,632	1,588,937	1,586,223	2,714	1,508,831

Total Education	1,719,053	1,728,293	(9,240)	1,608,744	2,245,664	2,247,850	(2,186)	2,128,914

Family Services
Children and Youth Opportunities	34,080	39,285	(5,205)	28,371	42,898	43,201	(303)	42,907
Family Services and Labour	712,572	718,369	(5,797)	669,059	1,021,198	962,138	59,060	940,482

Total Family Services	746,652	757,654	(11,002)	697,430	1,064,096	1,005,339	58,757	983,389

Community, Economic and Resource Development
Aboriginal and Northern Affairs	23,352	29,117	(5,765)	26,303	35,390	38,685	(3,295)	37,973
Agriculture, Food and Rural Initiatives	156,482	162,529	(6,047)	126,477	249,446	230,503	18,943	192,230
Conservation and Water Stewardship	114,684	118,411	(3,727)	114,973	155,015	157,126	(2,111)	149,991
Entrepreneurship, Training and Trade	406,298	424,790	(18,492)	399,732	586,878	575,013	11,865	581,683
Housing and Community Development	67,710	76,987	(9,277)	52,057	83,630	83,667	(37)	51,833
Infrastructure and Transportation	414,370	418,081	(3,711)	385,541	617,807	598,540	19,267	589,643
Innovation, Energy and Mines	69,661	73,279	(3,618)	68,887	96,008	89,714	6,294	87,395
Local Government	214,588	245,476	(30,888)	205,977	320,091	311,980	8,111	313,771

Total Community, Economic and
Resource Development	1,467,145	1,548,670	(81,525)	1,379,947	2,144,265	2,085,228	59,037	2,004,519

Justice and Other Expenditures
Legislative Assembly	39,342	40,557	(1,215)	27,428	54,870	55,284	(414)	37,132
Executive Council	3,334	3,295	39	3,015	4,092	4,092	-	4,123
Civil Service Commission	14,959	15,394	(435)	14,780	21,256	21,656	(400)	19,284
Culture, Heritage and Tourism	49,013	51,680	(2,667)	48,782	63,929	63,824	105	62,246
Employee Pensions and Other Costs	(4,384)	(4,486)	102	(4,422)	12,156	15,817	(3,661)	8,715
Finance	71,623	72,567	(944)	73,916	86,787	88,576	(1,789)	89,956
Immigration and Multiculturalism	24,744	25,542	(798)	22,877	42,858	42,858	-	38,078
Justice	303,756	310,601	(6,845)	285,794	458,262	429,375	28,887	421,948
Sport	8,905	8,904	1	9,180	11,959	11,959	-	12,665
Enabling Appropriations	2,897	3,009	(112)	13,038	4,400	10,578	(6,178)	3,376
Other Appropriations	21,186	16,000	5,186	45,439	30,151	30,151	-	118,400

Total Justice and Other Expenditures	535,375	543,063	(7,688)	539,827	790,720	774,170	16,550	815,923

Debt Servicing Costs	191,392	165,936	25,456	186,262	247,000	257,785	(10,785)	233,200

Total Expenditure	8,279,718	8,290,686	(10,968)	7,849,605	11,415,539	11,348,350	67,189	10,890,121
Subtract: Total Revenue Estimate (Appendix l)	7,902,646	7,893,084	9,562	7,612,247	10,719,416	10,772,529	(53,113)	10,550,017
In-Year Adjustment/Lapse	-	-	-	-	(32,500)	(65,000)	32,500	-

Net Result for the Year	(377,072)	(397,602)	20,530	(237,358)	(663,623)	(510,821)	(152,802)	(340,104)

2011 Spring Flood Contingency
Expenditure	(369,794)	(298,820)	(70,974)	-	(773,857)	(30,000)	(743,857)	-
Recovery from Disaster Financial Assistance	122,311	62,600	59,711	-	444,556	27,000	417,556	-

Total 2011 Spring Flood Contingency	(247,483)	(236,220)	(11,263)	-	(329,301)	(3,000)	(326,301)	-
Transfer from Fiscal Stabilization Account	-	-	-	-	46,500	49,500	(3,000)	35,300

NET INCOME (LOSS)	(624,555)	(633,822)	9,267	(237,358)	(946,424)	(464,321)	(482,103)	(304,804)

1.	Budget figures are adjusted to include Enabling Appropriations.
2.	For comparative purposes the 2010/11 Actual has been re-stated to reflect the 2011/12 appropriation structure.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2011

2011/12 Core Government Capital Investment UNAUDITED	Appendix III

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
	Year-to-Date to December 31				Full Year
	2011/12			2010/11	2011/12			2010/11
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	Actual

General Assets
Government Services Capital Projects	75,370	84,840	(9,470)	73,245	111,890	147,336	(35,446)	105,078
Transportation Equipment and Aircraft	58,844	42,167	16,677	40,201	72,616	76,403	(3,787)	55,633
Information Technology Projects	6,987	13,473	(6,486)	8,650	20,524	20,455	69	18,635
Other Equipment and Buildings	4,845	2,379	2,466	2,401	9,179	21,816	(12,637)	9,826

	146,046	142,859	3,187	124,497	214,209	266,010	(51,801)	189,172

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	245,712	255,817	(10,105)	272,658	316,707	368,000	(51,293)	359,030
Manitoba Floodway Expansion	54,966	75,939	(20,973)	58,211	111,466	133,133	(21,667)	73,816
Water Control Infrastructure	62,486	91,228	(28,742)	4,753	87,800	24,150	63,650	24,742
Parks, Cottage and Camping Projects	9,835	8,142	1,693	7,911	15,796	16,757	(961)	13,719

	372,999	431,126	(58,127)	343,533	531,769	542,040	(10,271)	471,307

Total Capital Investment	519,045	573,985	(54,940)	468,030	745,978	808,050	(62,072)	660,479

1. Budget figures are adjusted to include Enabling Appropriations.